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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                        SPANISH BROADCASTING SYSTEM, INC.
                                (Name of Issuer)

                     Class A Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                   846425 86 6
                                 (CUSIP Number)


                                November 10, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)







     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages


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                                  SCHEDULE 13G
CUSIP No. 846425 86 6

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Name: The Marcos and Sonya Rodriguez Family Trust
         FIN: 75-6535929

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

                                 5        SOLE VOTING POWER
                                          2,958,844

      NUMBER OF                  6        SHARED VOTING POWER
        SHARES                            0
     BENEFICIALLY
       OWNED BY                  7        SOLE DISPOSITIVE POWER
         EACH                             2,958,844
      REPORTING
        PERSON                   8        SHARED DISPOSITIVE POWER
         WITH                             0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,958,844

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.1%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         00

----------

(1) Based on 32,399,760 shares of Class A Common Stock outstanding as of July 27, 2000.


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ITEM 1.

     (a)  Name of Issuer: Spanish Broadcasting System, Inc.

     (b) Address of Issuer's Principal Executive Offices: 3191 Coral Way, Suite 805, Miami, Florida 33145

ITEM 2.

     (a)  Name of Persons Filing: The Marcos and Sonya Rodriguez Family Trust

     (b) Address of Principal Business Office: 8828 North Stemmons Freeway, Suite 106, Dallas, Texas 75247

     (c)  Citizenship: Texas

     (d) Title of Class of Securities: Class A Common Stock, $.0001 par value per share

     (e)  CUSIP Number: 846425 86 6

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).


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ITEM 4. OWNERSHIP

     Incorporated by reference to items (5)-(9) and (11) of the cover page of this statement.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: November 20, 2000                        /s/ James L. Anderson
                                               ---------------------------------
                                                   James L. Anderson, Trustee



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